                               EXHIBIT 1.A.(5)(b)

                                                              EXHIBIT 1.A.(5)(b)



         [LOGO]

PROTECTIVE LIFE INSURANCE COMPANY  / P. O. BOX 2606  / BIRMINGHAM, ALABAMA 35202



          COMPREHENSIVE LONG-TERM CARE ACCELERATED DEATH BENEFIT RIDER



NOTICE: This rider is intended to be a Qualified Long-Term Care Insurance contract under Section 7702B(b) of the Internal Revenue Code. As with all tax matters, you should consult a personal tax advisor to assess the impact of any benefits received under this rider.



Any benefit received under this rider may impact the recipient's eligibility for Medicaid or other government benefits.



Any benefit paid under this rider will impact the Policy. The impact on the Policy is discussed in the Impact On The Policy section of this rider.



This rider may not cover all of the Community Care and Nursing Home Care expense incurred by the Insured during the period of coverage. You are advised to review carefully all rider limitations.



CAUTION: The issuance of this long-term care insurance rider is based upon all statements made by or for the Insured in the application. A copy of the application is attached to the Policy. If the statements are incorrect or untrue, we have the right to deny benefits or rescind this rider. The best time to clear up any questions is now, before a claim arises. If, for any reason, any of the statements are incorrect or untrue, contact us at the address shown above.



YOU HAVE THE RIGHT TO RETURN THIS RIDER: You may cancel this rider after its delivery by returning the Policy and rider to our Home Office, or to any Agent of the Company, with a written request for cancellation within 30 days of its delivery The returned rider will be treated as if we had never issued it. We will reissue the Policy without this rider. We will refund any premium paid or credit the Policy with the cost of insurance charge for the rider, whichever is applicable.



                                  RENEWABILITY



Prior to attained age 100 of the Insured, this rider is guaranteed renewable as long as the rider remains in force.



                                 CONSIDERATION



This rider is part of the Policy. It is issued in consideration of the application and payment of the cost of insurance charge for the rider. This rider is subject to all of the Policy's provisions, except those provisions that are inconsistent with this rider. If inconsistencies occur, the provisions of this rider apply.



                               COST OF INSURANCE



The monthly cost of insurance charge for the rider is shown on the Policy Specifications Page. Any changes in the cost of insurance rate will be by class and will be based upon changes in future expectations of such factors as mortality, morbidity, investment earnings, persistency, expenses and taxes. The maximum monthly cost of insurance charge for the rider is shown on the Policy Specifications Page.


L575 3-98                                                                 Page 1
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                                  DEFINITIONS



"You" or "your" means the owner of the Policy. "Insured" means the person named as such on the Policy Specifications Page. "We," "our," "us" or "company" means Protective Life Insurance Company.



ACTIVITIES OF DAILY LIVING. Mean the basic human functional abilities which relate to the Insured's ability to live independently. They are as follows:



    (a)Bathing -- The ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.



    (b)Continence -- The ability to maintain control of bowel and bladder function, or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for the catheter or colostomy bag.



    (c)Dressing -- The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.



    (d)Eating -- The ability to feed oneself by getting food into the body from a receptacle, such as a plate, cup, or table, or by feeding tube or intravenously.



    (e)Toileting -- The ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.



    (f)Transferring -- The ability to move into or out of a bed, chair or wheelchair.



ADULT DAY CARE. Means a program for 6 or more individuals of Qualified Long-Term Care Services provided by an Adult Day Care Facility during the day, on less than a 24 hour basis.



ADULT DAY CARE FACILITY. Means an organization which is state licensed, if the state in which it is located licenses Adult Day Care Facilities. If the state does not license Adult Day Care Facilities, the facility must meet all of the following criteria:



    (a)Be operated as an Adult Day Care Facility;



    (b)Be operated at least 6 days a week for a minimum of 5 hours per day and is not an overnight facility;



    (c)Maintains a written record for each client which includes a plan of care prescribed by a Physician and a record of all services provided;



    (d)Have established procedures for obtaining appropriate aid in the event of a medical emergency;



    (e)Have formal arrangements for providing services of a:



       (1) dietitian,



       (2) licensed physical therapist,



       (3) licensed speech therapist or



       (4) licensed occupational therapist; and



    (f)Have on its staff all of the following:



       (1) a full-time director,



       (2) one or more nurses in attendance during operating hours for at least 4 hours a day and



       (3) enough full-time staff members to maintain a client-to-staff ratio of 8 or less to 1.



ASSISTED LIVING CARE. Means Qualified Long-Term Care Services provided in an Assisted Living Facility.



ASSISTED LIVING FACILITY. Means a facility that meets all of the following criteria:



    (a)It is licensed by the appropriate licensing agency, if the state in which it is located licenses;


L575 3-98                                                                 Page 2
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    (b)It is primarily engaged in providing ongoing care and related services to at least ten inpatients in one location;



    (c)It provides 24 hour a day care and services sufficient to support needs resulting from a Chronic Illness;



    (d)Has a trained and ready to respond employee on duty at all times to provide care;



    (e)Provides three meals a day and accommodates special dietary needs;



    (f)Has formal arrangements with a Physician or nurses to furnish medical care in case of an emergency; and



    (g)Has appropriate methods and procedures for handling and administering drugs and biologicals.



CHRONICALLY ILL OR CHRONIC ILLNESS. Means that the Insured has been certified, within the preceding 12 months, by a Physician as:



    (a)Being unable to perform (without Substantial Assistance from another individual) at least 2 Activities of Daily Living for a period of at least 90 days due to loss of functional capacity; or



    (b)Requiring Substantial Supervision to protect the Insured from threats to health and safety due to Severe Cognitive Impairment.



COMMUNITY CARE.  Means Home Health Care, Assisted Living Care or Adult Day Care.



COMPREHENSIVE CARE.  Means Community Care or Nursing Home Care.



FAMILY MEMBER. Means the Insured's spouse and anyone who is related to the Insured or the Insured's spouse by the following degree by blood, marriage, adoption or operation of law: parents, grandparents, brothers, sisters, children, grandchildren, aunts, uncles, nephews and nieces.



HOME. Means the Insured's private residence, a residential care facility, a rest home, a boarding home, a home for the aged, a community living center or a place that provides domiciliary or retirement care. It does not include a Nursing Home Facility, a hospital or a hospice care facility.



HOME HEALTH CARE. Means Qualified Long-Term Care Services provided by a Home Health Care Practitioner at the Insured's Home because the Insured is Chronically Ill. An expense for Home Health Care is incurred on the date the service is performed.



HOME HEALTH CARE AGENCY. Means an agency or organization which meets all of the following criteria:



    (a)Provides care and services in the Home;



    (b)Is licensed to provide such care or services by the appropriate state licensing agency or authority where the service is performed or is Medicare certified as a Home Health Care Agency;



    (c)Maintains a complete medical record and plan of care for each patient;
       and



    (d)Is operating within the scope of its license or certification.



HOME HEALTH CARE PRACTITIONER. Means an individual who is qualified to provide Home Health Care. A Home Health Care Practitioner includes the following: a home health aide, certified nurse assistant, medical social worker, occupational therapist, speech therapist, physical therapist, total parenteral nutrition specialist, enterostomal specialist, chemotherapy specialist, licensed visiting nurse, licensed vocational nurse (LVN), licensed practical nurse (LPN), or a licensed graduate nurse (RN). A practitioner whose specialty is not listed here may be used if approved by us prior to the practitioner providing the service.



A Home Health Care Practitioner:



    (a)Is licensed in the state or recognized as such by the state in which the care is given; and



    (b)Is not a Family Member; and


L575 3-98                                                                 Page 3
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    (c)Does not reside at the Insured's address; and



    (d)Does present a charge for the care given which the Insured is legally responsible to pay; and



    (e)Is employed or contracted by a Home Health Care Agency.



HOME OFFICE.  2801 Highway 280 South, Birmingham, Alabama, 35223.



MAINTENANCE OR PERSONAL CARE SERVICES. Means any care the primary purpose of which is to provide needed assistance with any of the disabilities as a result of which the Insured is Chronically Ill, including the protection from threats to health and safety due to Severe Cognitive Impairment.



MAXIMUM ACCELERATED DEATH BENEFIT.  Is equal to (a) minus (b) where:



    (a)Lesser of 90% of the Net Face Amount or $250,000;



    (b)Any outstanding lien amount against the Policy resulting from any other accelerated death benefit rider or endorsement attached to the Policy.



MEDICARE.  Means Title 18 of the Social Security Act.



MONTHLY ACCELERATED DEATH BENEFIT.  Is the lesser of:



    (a)An amount equal to a percentage of the Initial Face Amount; or



    (b)$5,000.



The Initial Face Amount is shown on the Policy Specifications Page. The percentage is equal to 1% or 2% depending on the type of care the Insured received for which you are filing a claim. The Community Care percentage is 1%. The Nursing Home Care percentage is 2%.



NET FACE AMOUNT.  Is equal to (a), plus (b), minus (c), minus (d) where:



    (a)Initial Face Amount as shown on the Policy Specifications Page;



    (b)Any increase in the face amount for which you submit a supplemental application and that is approved by us;



    (c)Any decrease in the face amount resulting from a withdrawal under the Policy;



    (d)Any outstanding Policy Debt.



NURSING HOME CARE. Means Qualified Long-Term Care Services provided in a Nursing Home Facility.



NURSING HOME FACILITY. Means a facility that meets all of the following criteria:



    (a)It is licensed by the state in which it is located;



    (b)It is a separate facility or a distinct part of another facility physically separated from the rest of such facility;



    (c)It provides confined nursing care to individuals who are not able to care for themselves and who require nursing care;



    (d)Its primary function is to provide continuous 24 hours a day nursing care, and room and board. The facility charges for these services. The care must be performed under the direction of a licensed Physician, or registered graduate professional nurse (RN), or licensed practical nurse
       (LPN); and



    (e)It is not, other than incidentally, a hospital, an Assisted Living Facility, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.



PHYSICIAN. Means any physician as defined in Section 1861 (r)(1) of the Social Security Act, who is a duly licensed physician practicing within the scope of his or her license. It does not include the Insured or a Family Member.


L575 3-98                                                                 Page 4
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POLICY.  Is the base policy to which this rider is attached (the "Policy").



POLICY DEBT.  Is the sum of all outstanding policy loans plus accrued interest.



QUALIFIED LONG-TERM CARE SERVICES. Means necessary diagnostic, preventative, therapeutic, curing, treating, mitigating, and rehabilitative services, and Maintenance or Personal Care Services which are:



    (a)Required by the Insured because he or she is Chronically Ill; and



    (b)Provided pursuant to a plan of care prescribed by the attending
       Physician.



SEVERE COGNITIVE IMPAIRMENT. Means a loss or deterioration in the Insured's intellectual capacity that is (a) comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia, and (b) measured by clinical evidence and standardized tests that reliably measure impairment in the following areas:



    (1)The Insured's short or long term memory;



    (2)The Insured's orientation as to person (such as who they are), place (such as their location) or time (such as day, date and year); and



    (3)The Insured's deductive or abstract reasoning.



SUBSTANTIAL ASSISTANCE. Means Hands-On Assistance and Standby Assistance which are defined as follows:



    HANDS-ON ASSISTANCE. Means the physical assistance of another person without which the Insured would be unable to perform the Activities of Daily Living.



    STANDBY ASSISTANCE. Means the presence of another person within arm's reach of the Insured that is necessary to prevent by physical intervention, injury to the Insured while the Insured is performing the Activities of Daily Living.



    SUBSTANTIAL SUPERVISION. Means continual supervision by another person that is necessary to protect the Insured from threats to his or her health or safety due to Severe Cognitive Impairment.



                                    BENEFIT



If this rider is in force and the Eligibility for the Payment of Benefits conditions are satisfied, you may request an acceleration of a portion of the death benefit of the Policy. The amount we pay is called the Adjusted Monthly Accelerated Death Benefit.



The Adjusted Monthly Accelerated Death Benefit is equal to the Monthly Accelerated Death Benefit less any unpaid monthly deductions within the grace period of the Policy. The monthly deductions are shown on the Policy Specifications Pages.



             LIMITATIONS OR CONDITIONS ON ELIGIBILITY FOR BENEFITS



ELIGIBILITY FOR THE PAYMENT OF BENEFITS. All of the following conditions must be met to qualify for benefits under this rider:



    (a)The Insured must be Chronically Ill, as determined, and certified at least once every 12 months by the attending Physician;



    (b)The care provided must constitute Qualified Long-Term Care Services;



    (c)The care must be provided pursuant to a plan of care, as prescribed, and reconfirmed in writing, at least once every 12 months by the attending Physician;



    (d)The Insured must incur expense for care, covered by this rider;


L575 3-98                                                                 Page 5
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    (e)For the Community Care benefit only,



       (1) The Insured's Community Care began after the Effective Date of Coverage and while this rider and Policy were in force and



       (2) The Insured has been receiving Community Care for at least 90 days;



    (f)For the Nursing Home Care benefit only,



       (1) The Insured's Nursing Home Care began after the Effective Date of Coverage and while this rider and Policy were in force and



       (2) The Insured has been receiving Nursing Home Care for at least 90 consecutive days;



    (g)Written consent from any irrevocable beneficiaries and collateral assignees is received by us;



    (h)Timely Notice of Claim is received by us; and



    (i)Timely Proof of Claim is received by us.



We reserve the right to independently assess the Insured's Chronic Illness and your benefit eligibility periodically, but no more than once every 31 days. As part of this assessment, we have the right to require that the Insured be examined by a Physician chosen by us. We will pay for this examination.



You are not eligible for a Community Care and Nursing Home Care benefit in the same month.



WAITING PERIOD CONDITION. A period of Community Care due to the same or related cause as that of a prior period of Community Care may be a continuation of the prior period. This depends on how much time has passed from the end of the prior period to the date the current Community Care began.



If less than 30 days have passed:



    (a)We will consider it to be a continuation of the prior period; and



    (b)A new 90 day waiting period condition will not have to be satisfied.



If 30 days or more have passed:



    (a)We will consider it to be a new period of Community Care; and



    (b)A new 90 day waiting period condition will have to be satisfied.



The 90 day waiting period condition for the Community Care benefit is explained under the Eligibility for the Payment of Benefits section.



A period of Nursing Home Care due to the same or related cause as that of a prior period of Nursing Home Care may be a continuation of the prior period. This depends on how much time has passed from the end of the prior period to the date the current Nursing Home Care began.



If less than 30 days have passed:



    (a)We will consider it to be a continuation of the prior period; and



    (b)A new 90 day waiting period condition will not have to be satisfied.



If 30 days or more have passed:



    (a)We will consider it to be a new period of Nursing Home Care; and



    (b)A new 90 day waiting period condition will have to be satisfied. The 90 day waiting period condition for the Nursing Home Care benefit is explained under the Eligibility for the Payment of Benefits section.


L575 3-98                                                                 Page 6
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                       GENERAL EXCLUSIONS AND LIMITATIONS



EXCLUSIONS.  This rider does not cover:



    (a)Loss to the extent that benefits are payable under Medicare (including that which would have been payable but for the application of a deductible or coinsurance amount);



    (b)Illness, treatment or medical condition arising out of an attempt (while sane or insane) at suicide or an intentionally self-inflicted injury;



    (c)Illness, treatment or medical condition arising out of war while the Insured is in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. "War" includes undeclared war or any act of war. "Country" includes any international organization or group of countries;



    (d)Illness, treatment or medical condition arising out of participation in a felony, riot or insurrection;



    (e)Confinement or care received outside the United States;



    (f)Services provided by a facility, agency or practitioner that does not meet the requirements of this rider; and



    (g)Services provided by a Family Member or for which no charge is normally made in the absence of insurance.



LIMITATIONS.  The benefit, if any, stops when:



    (a)This rider terminates;



    (b)Any one of the conditions (a)-(d) of the Eligibility for the Payment of Benefits are not met;



    (c)For the Community Care benefit only, the Insured stops receiving Community Care;



    (d)For the Nursing Home Care benefit only, the Insured stops receiving Nursing Home Care; or



    (e)As part of our independent assessment, if any, of the Insured's Chronic Illness, the Insured refuses or fails to have an examination that is required by us.



                              IMPACT ON THE POLICY



A lien will be established against the Policy in the amount of (a) plus (b) where:



    (a)Monthly Accelerated Death Benefit for Community Care multiplied times the number of months a Community Care benefit has been paid under this rider;



    (b)Monthly Accelerated Death Benefit for Nursing Home Care multiplied times the number of months a Nursing Home Care benefit has been paid under this rider.



Once the lien is established it will continue against the Policy until the earlier of the Policy termination date or the lien repayment date. The effect of a lien is as follows:



    (a)The amount of any lien is subtracted from the death benefit proceeds of the Policy. The death benefit proceeds is the amount payable to the beneficiary of the Policy if the Insured dies while the Policy in force;



    (b)Access to the surrender value for full surrender or withdrawal is limited to the surrender value of the Policy less any lien amount;



    (c)After the date the Eligibility for the Payment of Benefits conditions are first satisfied for either a Community Care or Nursing Home Care benefit, we cannot process a new policy loan request under the Policy; and


L575 3-98                                                                 Page 7
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    (d)If the Policy terminates at the end of the grace period of the Policy, reinstatement of the Policy shall be subject to:



       (1) The requirement that we receive payment of or reinstatement of any lien amount which existed at the end of the grace period of the Policy; and



       (2) The reinstatement requirements of the Policy.



                                     CLAIMS



NOTICE OF THE CLAIM. Written notice of claim must be given to us at our Home Office. Notice of claim means notice that the Insured is Chronically Ill and that a claim may be made under this rider. The notice should include at least the Insured's name, the Policy number shown on the Policy Specifications Page, and the address to which claim forms should be sent. Notice given by or for you shall be notice of claim.



There are two time limits for giving notice of claim. First, no benefit will be allowed unless the notice is given to us while the Insured is living and during continuance of Chronic Illness. Second, no benefit will be paid for care that occurred more than one year before we were given the notice.



However, if it was not reasonably possible to give us notice of claim within the time limit, the delay will not reduce the benefit if notice is given as soon as it is reasonably possible to do so.



PROOF OF CLAIM. Written proof of claim must be given to us at our Home Office. Proof must be given by or for you. Proof of claim means satisfactory written proof that the Insured is Eligible for the Payment of Benefits. As part of the proof of claim, we have the right to require that the Insured be examined by a Physician chosen by us. We will pay for this examination.



We have forms which are to be used to make a claim. We will send these forms to you or your legal representative within 15 days of the date we receive notice of a claim.



WHEN PROOF OF CLAIM MUST BE MADE. Proof of claim must be received at our Home Office while the Insured is living and during the continuance of Chronic Illness. Also, it must be received within one year after the termination of this rider. However, if it was not reasonably possible to give us proof of claim in time, the delay will not reduce the benefit if proof is given as soon as it is reasonably possible to do so.



CHRONIC ILLNESS RECERTIFICATION. At least once every 12 months, we will ask the attending Physician to provide us with a current written assessment of the Insured's condition and recertification of the Insured's Chronic Illness.



PLAN OF CARE RECONFIRMATION. At least once every 12 months, we will ask the attending Physician to provide us with a written reconfirmation of the Insured's plan of care.



NOTIFICATION OF CHANGE IN ATTENDING PHYSICIAN. If there is a change in the attending Physician, you must notify us of the change in writing at our Home Office. The notice should include the name, address and telephone number of the new attending Physician.



PAYMENT OF CLAIMS. After all of the conditions of this rider are met, the Adjusted Monthly Accelerated Death Benefit will be paid for each full calendar month, defined herein as 30 days, the Insured receives care as follows:



    (a)If you are the Insured, we will pay the benefit to you, if living, otherwise to the beneficiary of the Policy; or



    (b)If you are not the Insured, we will pay the benefit to you, if living, otherwise to your estate.



You may request in writing for the benefit to be paid other than as described in
(a) or (b) above no later than the time you file the Proof of Claim. To make a change, we must receive a written request satisfactory to us at our Home Office. Any change is effective on the date the request was received at our Home Office.


L575 3-98                                                                 Page 8
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Provided, however, we will not be liable for any payment we make before such request has been received and acknowledged at our Home Office. All remaining death benefit proceeds of the Policy, if any, are paid to the beneficiary of the Policy at the Insured's death.



CLAIM APPEAL. If a claim is denied, we will notify you in writing of the denial and the claim review process available to you.



                                  TERMINATION



This rider terminates on the earliest of:



    (a)The date of the Insured's death;



    (b)The date the Policy terminates;



    (c)The date we receive written request from you to terminate this rider;



    (d)The date the lien against the Policy equals or exceeds the Maximum Accelerated Death Benefit; or



    (e)Attained age 100 of the Insured.



However, we are still responsible for any continuance of a claim for Assisted Living Care or Nursing Home Care which began while this rider was in force and continues without interruption after termination, provided that, the aggregate amount of benefits payable shall not exceed the Maximum Accelerated Death Benefit reduced by any death benefit or surrender proceeds paid. In the event you are entitled to receive and choose to receive such an extension of monthly benefits, the rider and the cost of insurance charge for the rider will not terminate until such benefit payments cease.



                                  GRACE PERIOD



The Grace Period clause of the Policy shall apply to this rider. A grace notice shall also be mailed to the address of any person designated by you to receive notice at least 30 days prior to the end of the Grace Period.



                                 REINSTATEMENT



If the Policy is reinstated, then this rider may also be reinstated. The reinstatement of this rider shall be subject to evidence of good health and insurability satisfactory to us unless:



    (a)The Insured was Chronically Ill when this rider lapsed; and



    (b)The reinstatement is requested within 5 months after the date of lapse.



If these two requirements are met, you may submit a statement from the attending Physician certifying that the Insured is Chronically Ill in lieu of submitting evidence of good health and insurability satisfactory to us. The reinstated rider will only provide benefits for care which began after the date of reinstatement and will be subject to all of the conditions of the rider.



                                 CONTESTABILLTY



This rider is contestable on the same basis as the Policy, except as noted below:



    (a)If this rider has been in force for less than 6 months, we may rescind the rider or deny a claim upon a showing of misrepresentation that is material to the acceptance of coverage.



    (b)If this rider has been in force for at least 6 months but less than 2 years, we may rescind the rider or deny a claim upon a showing of misrepresentation that is both material to the acceptance for coverage and which pertains to the condition for which benefits are sought.


L575 3-98                                                                 Page 9

    (c)After this rider has been in force for 2 years or more, it is not contestable upon the grounds of misrepresentation alone. It may be contested only upon a showing that the Insured knowingly and intentionally misrepresented relevant facts relating to the Insured's health.



                                  ARBITRATION



The Arbitration clause of the Policy shall apply to this rider to the extent it applies in the Policy.



                           EFFECTIVE DATE OF COVERAGE



The effective date of coverage under this rider shall be as follows:



    (1)The Policy Effective Date shall be the effective date for all coverage provided in the original application.



    (2)For any rider issued after the Policy Effective Date, the effective date shall be the Monthly Anniversary Day, as defined in the Policy, that falls on or next following the date we approve the supplemental application.



    (3)For any insurance that has been reinstated, the effective date shall be the date we approve the reinstatement.



This rider is executed on behalf of PROTECTIVE LIFE INSURANCE COMPANY by its Secretary at its Home Office in Birmingham, Alabama.



                                          PROTECTIVE LIFE INSURANCE COMPANY



                                          /s/ Deborah J. Long



                                          SECRETARY


L575 3-98                                                                Page 10